

22004418

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-31539

SEC
Mail Processing
Section

MAR 2 5 2022

Washington DC
413

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **02/01/2021** AND ENDING **01/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Rance King Securities Corporation**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3737 E. Broadway

(No. and Street)

Long Beach	**CA**	**90803**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Rance King, Jr. (562) 240-1000

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc. Certified Public Accountants

(Name – if individual, state last, first, and middle name)

9221 Corbin Ave., Suite 165 Northridge	**CA**	**91324**
(Address)	(City)	(State)	(Zip Code)

10/16/2018   **6517**

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William Rance King, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rance King Securities Corporation _____, as of 1/31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TANJA M. PIERCE
Notary Public - California
Los Angeles County
Commission # 2333414
My Comm. Expires Sep 13, 2024

Signature: _____

Title: _____
President / CEO

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Rance King Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rance King Securities Corporation (the "Company") as of January 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
March 21, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle



RANCE KING SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2022

ASSETS

Assets:

Cash in bank	$ 2,065,179
Other receivables	25,593
Prepaid taxes	9,490
Investment in private company	100,000
Total assets	$ 2,200,262

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued expenses	$ 1,890,693
Total liabilities	1,890,693

Stockholder's equity:

Common stock, no par value; 100 shares authorized; 50 shares issued and outstanding	10,000
Additional paid-in capital	28,911
Retained earnings	270,658
Total stockholder's equity	309,569
Total liabilities and stockholder's equity	$ 2,200,262

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF INCOME

FOR THE YEAR ENDED JANUARY 31, 2022

Revenues:		
Marketing and due diligence income - related party		$ 5,859,451
Commissions income - related party		11,090,499
Total revenues		16,949,950
Expenses:		
Commissions	$ 11,999,172	
Salaries	2,709,941	
Marketing and due diligence	1,712,685	
Conferences and seminars	135,660	
Professional fees	93,015	
Licenses, fees and regulatory assessments	75,945	
Employee benefits	43,807	
Postage and delivery	42,922	
Occupancy	23,810	
Travel and transportation	19,095	
Office supplies/other	89,160	
Total expenses		16,945,212
Operating Income		4,738
Other Income:		
Interest income		3,672
Income before income taxes		8,410
Income taxes		2,311
Net income		$ 6,099

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JANUARY 31, 2022

	Common Stock		Additional Paid-in capital		Retained Earnings		Total	
Balance, beginning of year	$	10,000	$	28,911	$	264,559	$	303,470
Net income		-		-		6,099		6,099
Balance, end of year	$	10,000	$	28,911	$	270,658	$	309,569

The accompanying notes are an integral part of these financial statements.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JANUARY 31, 2022

Cash flows from operating activities:	
Net income	$ 6,099
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in:	
Due from related party	1,150,887
Accrued expenses	639,514
Prepaid taxes	2,311
Other receivables	(25,593)
Net cash flows provided by operating activities	1,773,218
Cash flows from investing activities:	
Investment in private company	(100,000)
Net cash flows used by investing activities	(100,000)
Cash flows from financing activities	-
Net increase in cash	1,673,218
Cash, beginning of year	391,961
Cash, end of year	$ 2,065,179

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 35
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Rance King Securities Corporation (the "Company") is a registered broker-dealer, subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory, Inc. ("FINRA"). The Company was incorporated under the laws of the State of California on June 29, 1984 maintaining its principal and only active office in Long Beach, California. The Company's primary business consists of the wholesaling and retailing of direct participation programs for which a related entity is the general partner.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at January 31, 2022.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash. The Company places its cash with high quality banking institutions and may at times exceed federally insured limits of $250,000. As of January 31, 2022, the Company had cash deposits in two financial institutions amounting to $2,065,179, which exceeded federal insured limits by $1,565,666. The Company believes that the risk of loss is minimal. To date, the Company has not experienced any losses related to cash deposits with financial institutions.

Revenue Recognition

Revenue is recognized when evidence of an agreement exists, the price is fixed or determinable, collectability is reasonably assured and services performed. The Company recognizes revenue pursuant to the Managing Dealer Agreement with its related party when commission income is earned from sale of beneficial interests of a Delaware Statutory Trust ("DST"). Please refer to Note 3 for related party transactions.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Current income taxes result from reporting of federal income tax and California franchise tax for financial and tax purposes.

Leases

The Company shares its office space with an affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice.   This agreement is not subject to FASB ASC 842, Leases.   The Company records shared expenses monthly as billed.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2)   FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

(2)   FAIR VALUE MEASUREMENTS, continued

A description of the valuation techniques applied to the Company's major categories of assets measured at fair value on a recurring basis follows.

Investments in private companies: valued at fair value as determined by the Company's management. The estimated value does not necessarily represent the amount that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of January 31, 2022:

Fair Value Measurements

Description	Level 1	Level 2	Level 3	Total
Securities Owned:				
Investments in private company	$ -	$ -	$100,000	$100,000
Total	$ -	$ -	$100,000	$100,000

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended January 31, 2022:

	Amounts
Beginning balance at January 31, 2021	$ -
Purchase, issuances and settlements	100,000
Unrealized gains and (losses)	-
Ending balance at January 31, 2022	$ 100,000

On October 12, 2021, the Company purchased 10,000 common stock shares of a private company for $100,000. As part of this investment, the Company also received 5,000 warrants.

(3) INCOME TAXES

Income taxes consist of the following:

	Federal	State	Total
Current	$ 1,511	$ 800	$ 2,311
Deferred	-	-	-
	$ 1,511	$ 800	$ 2,311

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. The tax effect of timing differences was not material at January 31, 2022.

The Company files income tax returns in the U.S. federal jurisdiction and the State of California. The Company's income tax returns for the tax years ending 2018 and forward remain open for examination by federal, and 2017 and forward remain open for examination by State of California.

(4) RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with Rance King Properties, Inc. ("RKP"), an affiliate of the Company and the only sponsor of the offerings. The Company agreed to lease and/or utilize certain facilities, equipment, personnel, and third party services from RKP. On May 1, 2020, the agreement was amended followed with a second amendment on October 1, 2020 and shall remain in effect unless terminated according to its terms. Unless terminated, the agreement shall thereafter automatically renew for successive one-year periods. During the term, the Company is legally obligated to RKP for certain costs based on the Company's pro rata share of these costs, which include rental of facility, utilities, office expenses, accounting and tax services, and personnel, which totaled $915,367 for the year ended January 31, 2022.

The Company entered into Managing Dealer Agreements (the "MDA") with the following DST entities:

10/16/2020	RK CODA DST
12/04/2020	RK Pointe at Research Park DST
03/15/2021	RK Haven Pointe at Carolina Forest DST
06/01/2021	RK Pointe at Greenville DST
07/15/2021	RK AVLI at Crosstown Center DST
11/01/2021	RK Trailside Verdae DST
01/01/2022	RK Pointe at East Shore DST

(4)   RELATED PARTY TRANSACTIONS, continued

These DSTs are related to the 100% owner of the Company and also the 100% owner of trust manager entities.   The terms of the MDA appoints the Company as the DSTs' exclusive managing placement agent for the purpose of the placement of all beneficial interests.   Under the MDAs, the Company will receive sales commission equal to 6% of the proceeds released to the DSTs, a marketing management or placement fee equal to 2%, a non-accountable due diligence allowance of 0.5% of the proceeds, and a non-accountable marketing allowance of 0.5% of the proceeds. The Company earned commissions totaling $16,949,950 from the sale of interests of certain DSTs for the year ended January 31, 2022.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

(5)   NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.   Net capital and aggregate indebtedness change day to day, but on January 31, 2022, the Company had net capital of $2,042,868 which was $2,037,868 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($22,311) to net capital was 1.09 to 1, which is less than the 15 to 1 maximum allowed.

(6)   SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements.   The evaluation was performed through the date the financial statements were available to be issued.   Based upon review, the Company has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

(7)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB.   The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States.   New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending January 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

(7)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS, continued

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements.   In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

(8)   COMMITMENTS, GUARANTEES AND CONTINGENCIES

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of January 31, 2022.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

(9)   EMPLOYEE BENEFIT PLAN

Effective Month December 1, 1999, the Company adopted a 401(k) retirement/profit sharing plan (the "Plan"). Employees are eligible to participate in the Plan after completing at least six months of service and attaining age twenty-one. The Company's profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are vested based on continuous service as follows: 0% vested for the first two years of service, then 20% vesting per year until the participant is 100% vested after six years of service. The Company recorded profit sharing contributions of $4,829 for the year ended January 31, 2022.

RANCE KING SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JANUARY 31, 2022

Total stockholder's equity		$ 309,569
Additions:		
Reserve for discretionary bonuses		1,868,382
Less: non-allowable assets		
Other receivables	$ (25,593)	
Investment in private company	(100,000)	
Prepaid taxes	(9,490)	
Total non-allowable assets		(135,083)
Net capital		$ 2,042,868

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,487
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 2,037,868

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 22,311
Ratio of aggregate indebtedness to net capital	1.09 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 report dated January 31, 2022.

RANCE KING SECURITIES CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Company limits its business activities exclusively to (1) real estate private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule

RANCE KING SECURITIES CORPORATION

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JANUARY 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Company limits its business activities exclusively to (1) real estate private placement of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

Rance King Securities Corporation
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended January 31, 2022


ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Rance King Securities Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rance King Securities Corporation does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Rance King Securities Corporation's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended January 31, 2022. Rance King Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rance King Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

Alvarez & Associates, Inc.

Northridge, California
March 21, 2022

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

EXEMPTION REPORT

FOR THE YEAR ENDED JANUARY 31, 2022

Rance King Securities Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) real estate private placements. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Rance King Securities Corporation

I, William Rance King, Jr., swear (or affirm) that to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: President

Rance King Securities Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended January 31, 2022



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Rance King Securities Corporation:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Rance King Securities Corporation and the SIPC, solely to assist you and SIPC in evaluating Rance King Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended January 31, 2022. Rance King Securities Corporation's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended January 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Rance King Securities Corporation's compliance with the applicable instructions of the Form SIPC-7 for the year ended January 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Rance King Securities Corporation and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 21, 2022

 

RANCE KING SECURITIES CORPORATION

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS

JANUARY 31, 2022

	Amount
Total assessment	$ -
Overpayment carried forward from prior year	(159)
SIPC-6 general assessment	-
SIPC-7 general assessment	-
Total assessment balance (overpayment carried forward)	$ (159)